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                               April 24, 2024

       Troy Ignelzi
       Chief Financial Officer
       Rapport Therapeutics, Inc.
       1325 Boylston Street, Suite 401
       Boston, MA 02215

                                                        Re: Rapport
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 27,
2024
                                                            CIK No. 0002012593

       Dear Troy Ignelzi:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 27, 2024

       Introduction to RAP-219, page 4

   1. We refer to your disclosures on pages 5 and 114 stating that RAP-219 binds to TARPy8 and that RAP-219
actions are restricted to specific regions of the central nervous system.
                                                        With reference to your
disclosure on page 128, it is not clear that you have clinical data to support such definitive
claims. Please revise or advise.
       Our Pipeline, page 4

   2. Please revise the text below the table to clarify that the Phase 1 trials were administered to healthy adults. In this
regard, the existing disclosure suggests that the Phase 1 trials were conducted on patients
who exhibited the indications identified in the table.
       The successful development of pharmaceutical products..., page 19

   3. We note your disclosure concerning RAP-482. With a view to disclosure, please tell us
 Troy Ignelzi
Rapport Therapeutics, Inc.
April 24, 2024
Page 2
         whether RAP-482 was your lead product candidate prior to the clinical hold and whether you had devoted material resources to its development. Also, revise to discuss, as applicable, where in the development process you were (e.g., Phase 1) when FDA instituted the clinical hold.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
90
Results of Operations, page 97

4. We note from page 98 that most of your direct external program expenses are attributed to
         RAP-219. Considering the three indications for which RAP-219 is being developed from the pipeline on page 4, please tell us what consideration you have given to disclosing
         RAP-219 research and development costs by indication or therapeutic area.
Critical Accounting Policies and Estimates, page 104
Stock-Based Compensation, page 105

5.       We note the determination of fair value information provided on page
108. Noting from
         page F-38 the option grants made in January-March 2024, once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.
Introduction to RAP-219, page 114

6.       We note your disclosure on page 114 referencing your    targeted
therapeutic exposures.
         Please disclose these targets here or elsewhere in the Business section, or advise.
RAP-219 Preclinical Studies, page 121

7. We note that your disclosure on page 121 presents a pre-clinical trial involving a drug that
         is identified as    a RAP-219 analog.    Please disclose your basis
for identifying this drug as
         an analog. Please provide similar disclosures on pages 122 and 126 where you present trials involving other RAP-219 analogs.
Clinical Development Plan of RAP-219 in Focal Epilepsy, page 128

8. Please revise to clarify whether you have established the LE endpoint or whether this remains pending. With reference to your disclosure concerning spike rate and spectral power, please indicate whether any secondary endpoints have been established.
FirstName LastNameTroy Ignelzi
9. With reference to your risk factor disclosure on page 29, please revise to indicate whether
Comapany   NameRapport
       you have  sought orTherapeutics,
                            will seek inputInc.
                                             from FDA staff regarding the RNS
proof-of-concept
       protocol and the
April 24, 2024 Page 2    establishment  of  your endpoint(s).
FirstName LastName
 Troy Ignelzi
FirstName   LastNameTroy
Rapport Therapeutics,  Inc. Ignelzi
Comapany
April       NameRapport Therapeutics, Inc.
       24, 2024
April 324, 2024 Page 3
Page
FirstName LastName
Executive Compensation, page 171
Outstanding Equty Awards at 2023 Fiscal Year End , page 174

10. We note the option exercise prices listed as $0.21 per share had vesting commencement dates of August 7, 2023 and November 1, 2023. Please explain why this table apparently does not include the options granted on December 6, 2023 shown from the table on page 107, if the exercise price of those options was also $0.21 per share.
         Conversely, please explain why the table on page 107 does not appear to include the options as listed in the table hereunder.
General

11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Kingsley Taft